Exhibit 99.2

August 13, 2020	VIA SEDAR

To:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission of New Brunswick
Nova Scotia Securities Commission
The Office of the Superintendent Securities, Prince Edward Island
Office of the Superintendent of Securities, Newfoundland & Labrador
Office of the Yukon Superintendent of Securities
Northwest Territories Securities Office
Nunavut Securities Office

Re:	CANADA GOOSE HOLDINGS INC.

Report on Voting Results pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)

Following the annual meeting of the shareholders of Canada Goose Holdings Inc. (the ”Company”) held on August 12, 2020 (the “Meeting”), we hereby advise you, in accordance with Section 11.3 of NI 51-102, of the following voting results obtained at the Meeting.

1.	Election of Directors

A ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, the eight (8) nominees proposed by management of the Company were elected as directors of the Company, with the following results:

Nominee	Votes For	%	Votes Withheld	%
Dani Reiss	533,603,775	98.53%	7,981,920	1.47%
Ryan Cotton	529,327,369	97.74%	12,258,472	2.26%
Joshua Bekenstein	528,603,421	97.60%	12,982,420	2.40%
Stephen Gunn	541,224,670	99.93%	361,171	0.07%
Jean-Marc Huët	541,304,609	99.95%	281,232	0.05%
John Davison	541,306,091	99.95%	279,750	0.05%
Maureen Chiquet	529,003,524	97.68%	12,582,317	2.32%
Jodi Butts	540,371,446	99.78%	1,214,395	0.22%

2.	Appointment of Deloitte LLP as Auditor

A ballot was conducted with respect to the appointment of Deloitte LLP as the Company’s auditor and authorizing the directors of the Company to fix the remuneration of the auditor. According to proxies received and ballots cast, Deloitte LLP was appointed as the Company’s auditor and the directors were authorized to fix the remuneration of the auditor, with the following results:

Votes For	%	Votes Withheld	%
541,483,454	99.98%	102,388	0.02%

DATED this 13th day of August, 2020

CANADA GOOSE HOLDINGS INC.

(s) David Forrest
David Forrest
Senior Vice President, General Counsel